Exhibit 99.1

Jaguar Mining Completes First Phase of Cost Reduction Program Achieving Savings Estimated at More Than $31 Million Annually

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, Aug. 9, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the Company") (JAG: TSX/NYSE) today announced that it has completed the implementation of the first phase of a major cost reduction program that was announced in May 2012.  This initial phase was comprised of the transition of the Paciência mine to care and maintenance, a targeted reduction of 40 percent in G&A expenses, significant reductions in non-direct operating expenses and a reduction in on-going capital exploration expense.

At Paciência, the total manpower has been reduced from 543 to 41.  A further reduction of 13 people will occur when the security function is outsourced.  Remaining personnel will carry out the maintenance functions required to ensure that the facilities do not deteriorate prior to re-commissioning and start-up.  The cash costs for the care and maintenance program at Paciência are estimated at $1.6 million per quarter.  By comparison, the Paciência operation generated a negative net cash contribution (cash margin - CAPEX) of $6.6 million in the first quarter of 2012.

Across Jaguar's operations, non-direct operating personnel have been reduced from 231 to 110. The lower headcount is expected to result in a cost savings of approximately $6.4 million annually.

In Jaguar's administrative office in Belo Horizonte, Brazil, staffing levels have been reduced from 90 to 53 and all administrative departments have been reorganized and restructured.  The reduction in headcount is expected to yield cost savings of $3.7 million per year, or approximately 13% in total administrative expense.

Further, Jaguar has reduced staffing levels for its ongoing exploration work by 36%, decreasing headcount from 67 to 43.  This headcount reduction is expected to reduce capitalized exploration expense by approximately $1.2 million per year.

Commenting on the Company's cost reduction efforts, interim CEO John Andrews said, "The administrative and production cost reductions accomplished to date are significant and are a meaningful start in bringing these operations to profitability.  However, this is just phase one of our program and we will continue with our cost reductions over the next several months with the goal being to dramatically improve the returns we generate for shareholders."

Phase 2 of Jaguar's cost reduction program will focus on additional reductions in non-operating overhead at the mines, plus a targeted 20% reduction in direct operating personnel and materials costs at the mines.  Phase 3 will include the full introduction of new smaller equipment at all operations together with full implementation of new mining methods and support standards, which have already commenced.  Phase 2 is expected to be fully implemented by the end of the 3rd quarter of 2012. Phase 3 will be implemented in early 2013 as new and smaller mining equipment, now on order, is received from equipment suppliers.

Jaguar expects to provide further details about its operations and its outlook for the rest of the year on August 14, 2012 in conjunction with the release of its second quarter financial results.

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão. The Company is actively exploring and developing additional mineral resources at its approximate 220,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the Company's cost reduction program.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company's views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2011 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2011 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 07:00e 09-AUG-12